UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-40588

Marti Technologies, Inc.

(Translation of registrant’s name into English)

Buyukdere Cd. No: 237

Maslak, 34485

Sariyer/Istanbul, Turkiye

+0 (850) 308 34 19

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

On December 18, 2023, Marti Technologies, Inc. (the “Company”) issued a press release announcing that there are two business days left until the expiration of its previously announced offer to each holder of its outstanding public warrants (the “Public Warrants”) and private warrants (the “Private Warrants”, together with the Public Warrants, the “Warrants”) to purchase its Class A ordinary shares, par value $0.0001 per share, the opportunity to receive $0.10 in cash, without interest, for each outstanding Warrant tendered by the holder pursuant to the Amended and Restated Offer to Purchase and Consent Solicitation, dated as of December 7, 2023 (the “Offer to Purchase”), and the related Letter of Transmittal and Consent (the “Letter of Transmittal and Consent” together with the Offer to Purchase, constitute the “Offer”), and the solicitation of consents (the “Consent Solicitation”) from holders of the outstanding Warrants to amend the Warrant Agreement, dated July 8, 2021, by and between the Company and Continental Stock Transfer & Trust Company (“Continental”) (the “Warrant Agreement”), which governs all of the Warrants, to permit the Company to redeem each outstanding Warrant not tendered in the Offer for $0.07 in cash, without interest, which is 30% less than the price applicable to the Offer (such amendment, the “Warrant Amendment”) and reminding the participating Warrant holders to instruct their broker to tender their Warrants before the expiration time of 12:00 midnight, Eastern Time, at the end of the day on December 19, 2023.

The Offer may be extended in accordance with the applicable rules and regulations of the U.S. Securities and Exchange Commission.

The Offer and the Consent Solicitation are made solely upon the terms and conditions in the Offer to Purchase and other related offering materials that have been distributed to holders of the Warrants. A copy of the Company’s press release is furnished hereto as Exhibit 99.1.

This report on Form 6-K, including the Exhibit attached hereto, shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-274779) of the Company (including the prospectus forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated December 18, 2023, reminding the warrant holders to tender warrants before the expiration date.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Marti Technologies, Inc.

Date: December 18, 2023	By:	/s/ Oguz Alper Oktem
Name: Oguz Alper Oktem
Title: Chief Executive Officer

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